

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 14, 2016

John M. Michel
Chief Financial Officer
First Foundation Inc.
18101 Von Karman Avenue, Suite 700
Irvine, CA 92612

> **Re:** **First Foundation Inc.**
> **Registration Statement on Form S-3**
> **Filed December 6, 2016**
> **File No. 333-214928**

Dear Mr. Michel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services